                   January 9, 2015

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn: Justin Dobbie, Legal Branch Chief

Re:	Prestige Cruises International, Inc.
Registration Statement on Form S-1 (File No. 333-193479)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Prestige Cruises International, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-193479), together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2014.

The Company has decided not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction, and the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Jill C. Falor of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3672.

Sincerely,

Prestige Cruises International, Inc.

By:	/s/ Jason M. Montague
Name:	Jason M. Montague
Title:	President & COO

8300 NW 33rd Street, Suite 100, Miami, Florida 33122
Telephone 305 514 2300